SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock Health Sciences Term Trust

(Name of Subject Company (Issuer))

BlackRock Health Sciences Term Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09260E105

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Health Sciences Term Trust

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 50 Hudson Yards New York, New York 10001

April 21, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on March 21, 2025, as amended and supplemented by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed on April 17, 2025 (together, the “Schedule TO”), by BlackRock Health Sciences Term Trust, a Maryland statutory trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Fund (the “Offer”) to repurchase 40% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to 99.5% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the next day the NAV is calculated after the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer and to update Item 12 of the Schedule TO to include a press release announcing the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(iii). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished to satisfy the requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 5:00 p.m. Eastern time, on April 17, 2025.

2.

The Offer was undersubscribed. Therefore, in accordance with the terms of the Offer, the Fund will purchase Shares from all tendering shareholders. 40,502,046 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.	The Shares will be repurchased at a price of $14.2086, which is equal to 99.5% of the Fund’s NAV per Share as of April 21, 2025.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 1 through Item 9 and Item 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference into this Final Amendment in answer to Item 1 through Item 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated December 31, 2024 and the schedule of investments of the Fund dated December 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on March 7, 2025, are incorporated by reference.

(b) Not applicable.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Press release issued on April 21, 2025 is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Health Sciences Term Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: April 21, 2025

Exhibit Index

Exhibit Number	Description

(a)(5)(iii)	Press release issued on April 21, 2025

Filing Fee Exhibit